UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: July, 2025
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 3876840000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
On July 31, 2025, trivago N.V. ("trivago") completed the acquisition of Holisto Limited ("Holisto") by acquiring all remaining outstanding equity interests for approximately €22.3 million (USD 25.5 million). Holisto is an AI-driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider. As a result of this transaction, Holisto has become a wholly owned and consolidated subsidiary of trivago. Through this acquisition, trivago will operate Holisto's business, including its merchant of record activities for hotel bookings. Holisto employs 211 people working from its headquarters in Israel and in other global locations.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: July 31, 2025	By:	/s/ Dr. Wolf Schmuhl
Wolf Schmuhl
(Chief Finance Officer)